April 21, 2020

Kevin Sun
Chief Financial Officer, Treasurer and Secretary
DermTech, Inc.
11099 N. Torrey Pines Road, Suite 100
La Jolla, CA 92037

       Re: DermTech, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 16, 2020
           File No. 333-38118

Dear Mr. Sun:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 5: Amendment to Our Certificate of Incorporation, page 47

1. We note your proposal to amend your certificate of incorporation to provide that federal district courts (to the fullest extent permitted by law) be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Consistent with Item 19 of Schedule 14A, please expand your disclosure to discuss the reasons for and the general effect of your amendment to certificate of incorporation.
2. You state that the Delaware Supreme Court ruled that provisions of a corporation's certificate of incorporation that designate a federal forum for securities claims brought pursuant to the Securities Act are valid and enforceable under Delaware law. Please expand this disclosure to discuss the enforceability of such provisions under federal law, including any uncertainty.
 Kevin Sun
DermTech, Inc.
April 21, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Courtney Lindsay, Attorney-Adviser, at (202) 551-7237 or Celeste
Murphy, Legal Branch Chief, at (202) 551-7237 with any questions.



FirstName LastNameKevin Sun                               Sincerely,
Comapany NameDermTech, Inc.
                                                          Division of
Corporation Finance
April 21, 2020 Page 2                                     Office of Life
Sciences
FirstName LastName